

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2025

Robert D. Bondurant
President and Chief Executive Officer
Martin Midstream Partners L.P.
4200 B Stone Road
Kilgore, TX 75662

      Re: Martin Midstream Partners L.P.
          Registration Statement on Form S-3
          Filed May 2, 2025
          File No. 333-286917

Dear Robert D. Bondurant:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services

cc: Preston Bernhisel